UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [X] Form 20-F [_] Form 11-K [_] Form 10-Q
             [_] Form 10-D        [_] Form N-SAR      [_] Form N-CSR

         For Period Ended: December 31, 2012

         [_] Transition Report on Form 10-K

         [_] Transition Report on Form 20-F

         [_] Transition Report on Form 11-K

         [_] Transition Report on Form 10-Q

         [_] Transition Report on Form N-SAR

        For the Transition Period Ended:
                                            ------------------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I REGISTRANT INFORMATION

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
                               [PICTURE OMITTED]
                            FULL NAME OF REGISTRANT



                           FORMER NAME IF APPLICABLE


                                 1301 AVENUE M

           ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                                CISCO, TX 76437

                           CITY, STATE AND ZIP CODE:


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                                    PART II
                            RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                   NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Australian-Canadian Oil Royalties Ltd. (the "Company") is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the "Form 20-F") within the prescribed period because the Company is awaiting the completion of the audit of the Company's financial statements. Such audit was delayed because the Company's auditor is waiting for the completion of a technical report that is necessary for the auditor to be able to render an opinion on the Company's financial statements. At this time, the Company expects to file the Form 20-F no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

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



                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

             Jesse Meidl                    [587]             [893 6666]
             ------------------------ ----------------- -----------------------
             (Name)                      (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
          [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
          [ ] Yes [x] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                     AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
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                              (Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 29, 2013               By:    /s/ Jesse Meidl
                                          ----------------------------------
                                          Director
                                          Australian-Canadian Oil Royalties Ltd.